Exhibit 99.1

Jiuzi Holdings, Inc. Signs Strategic Agreement with Chongqing Ruichi Automobile Industry Co., Ltd.

HANGZHOU, China, July 19, 2021 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a new energy vehicles franchisor and retailer under the brand name “Jiuzi” in China, today announced that it entered into a strategic cooperation agreement with Chongqing Ruichi Automobile Industry Co., Ltd. (“Ruichi”) on June 25, 2021.

Pursuant to the agreement, Ruichi will supply 500 logistics vehicles to JZXN during the initial term, and conduct sales at the Company’s chain stores. JZXN and Ruichi will seek bilateral gains via resource sharing and forming complementary business advantages. Amidst the robust growth of the new energy vehicle industry, the two companies will jointly build a clean, green, safe, and efficient industrial production chain that will further contribute to the development of the new energy vehicle industry.

Mr. Shuibo Zhang, CEO of JZXN, commented: “It is of great significance for JZXN to reach an agreement with Ruichi, a leading enterprise in the field of new energy logistics vehicles. In 2020, Ruichi was the top seller of new energy logistics vehicles in China, emulating the combined sales of the second and third place sellers. Ruichi has also ranked first in sales for ten consecutive months since March 2020, according to data published by the Chinese Association of Automobile Manufacturers. Additionally, among the 97 new energy logistics vehicle enterprises in China, Ruichi is the only one to reach a sales volume of over 10,000 vehicles. Accounting for 17.51% of market sales with 10,165 in vehicle sales, Ruichi is far ahead of any other new energy logistics vehicle enterprises.

“JZXN has created a novel retail model for new energy vehicles in its headquarter in Hangzhou by merging sales channels, such as combining online and offline platforms, and showcasing multiple brands in our stores. Currently, JZXN has 31 stores in China, with more than 100 new stores under construction to create a marketing network that covers 34 cities in China. We believe our network will grant Ruichi and other manufacturers easy access to the new energy automobile market,” Mr. Zhang added.

A key feature of new energy vehicles in the 2.0 era is the integration of electric-power and intelligent networking. The production and sales of new energy vehicles continue to maintain good overall momentum by showing substantial growth in recent years. The sale of commercial vehicles, specifically, has maintained a high level of growth.

The ongoing scientific and technological development and the evolution of energy resources leave room for the growth in the new energy vehicle industry. Furthermore, as a number of domestic enterprises begin to increase the production of new energy vehicles, there has been an increase in diversity and specialization in the companies that contribute to the expansion of the industry. As a pioneer in the industry, JZXN has focused on building a symbiotic system that integrates the experience of shopping at a brick-and-mortar store with an online customer service platform. The store + service platform relies on big data to create a novel new energy vehicle trading ecosystem that allows consumers to access a new energy vehicle marketplace from the convenience of their homes.

About Chongqing Ruichi Automobile Industry Co., Ltd.

Chongqing Ruichi Automobile Industry Co., Ltd., was founded in September 2003, and is a wholly-owned subsidiary of Chongqing Xiaokang Industrial Group Co., Ltd. The company specializes in R & D, manufacturing, sales, and service of electric commercial vehicles. It is one of the first enterprises to reach the national pure electric vehicle production quality standard. It has well-equipped and advanced stamping, welding, and painting technology in its assembly workshop as well as an advanced vehicle and electric drive system testing line. Ruichi’s products include transport vans, urban multi-function vehicles, and specialized commercial vehicles such as police cars, ambulances, and postal trucks. The company is committed to become a leading brand in the field of intelligent electric vehicles. For more information, please visit: http://www.rc-ev.com/

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company majorly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Janice Wang
EverGreen Consulting Inc.
Email: IR@changqingconsulting.com
Phone: +1 571-464-9470 (from U.S.)
           +86 13811768559 (from China)